

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

October 20, 2009

<u>Via U.S. Mail</u>
Mr. Mike P. Kurtanjek
President
Avro Energy, Inc.
9 Church Lane
West Sussex, England
RH103PT

Re: **Avro Energy, Inc.**
Item 4.01 Form 8-K
Filed August 12, 2009
Item 4.01 Form 8-K/A
Filed October 20, 2009
File No. 0-53253

Dear Mr. Kurtanjek:

We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

We remind you that, as Moore is no longer registered with the PCAOB, you may not include Moore's audit reports or consents in your filings with the Commission made on or after August 27, 2009. If Moore audited a year that you are required to include in your filings with the Commission, then you should engage a firm that is registered with the PCAOB to re-audit that year.

Sincerely,

/s/ Chris White

Chris White
Branch Chief